UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401K CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401K Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Information

December 31, 2018 and 2017
with Report of Independent Registered Public Accounting Firm

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
United Security Bank 401K Cash or Deferred Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Albuquerque, NM
June 21, 2019

We have served as the Plan’s auditor since 2010.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
	2018	2017

ASSETS
Investments (at fair value):
Self-directed Brokerage	$283,301	$197,992
Common Stock of United Security Bancshares	3,570,255	4,208,765
Mutual Funds and Other Common Stock	4,431,564	4,876,762
Guaranteed investment contract (at contract value)	447,358	—
Notes receivable from participants	120,990	112,672
Participant contributions receivable	11,687	15,628
Employer contributions receivable	264,658	256,256

NET ASSETS AVAILABLE FOR BENEFITS	$9,129,813	$9,668,075

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018
2018
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss)
Net depreciation in fair value of investments	$(964,742)
Dividends and interest	315,954
Net investment loss	(648,788)

Interest income on notes receivable from participants	7,509

Contributions
Participant	456,436
Employer	264,658
721,094
Total additions	79,815

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(552,507)
Administrative expenses	(65,570)
Total deductions	(618,077)

CHANGE IN NET ASSETS	$(538,262)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$9,668,075

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$9,129,813

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 1 – DESCRIPTION OF PLAN
The following brief description of the United Security Bank 401K Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The primary purpose of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the Plan) is to provide employees of United Security Bank (the Company) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the elective salary deferral feature of the Plan after completing three (3) months of service. Employees will be eligible to receive employer Safe Harbor Match contributions after completing three (3) months of eligible service. To be eligible for discretionary profit sharing contributions employees must attain age 21, must complete one (1) year of service, must complete at least 1,000 hours of service during the Plan year, and be employed by the Company on the last day of the Plan year. Discretionary profit sharing contributions are not allowed for any Plan Year for which Safe Harbor matching contributions are provided. Initial Entry Dates are on the first day of the calendar month following the time an employee has met the eligibility criteria specified above.
Administration
The Plan is administered by the Company. Administrative expenses are mostly paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.
Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The amount to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant contributions
Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service. Deferrals to the Plan may be made as normal 401(k) contributions or on an after-tax-basis as Roth contributions. The sum of regular pre-tax 401(k) and Roth contributions may not exceed the annual limit allowed on regular 401(k) contributions. Participants may elect to change their election to contribute to the Plan on the dates established pursuant to the Plan Administrator procedures. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions are permitted for participants.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

Employer contributions
The Safe Harbor Match contribution made by the Company equals one hundred percent (100%) of the first four percent (4%) of an employee's eligible contributions made during the year. The Company may elect to make a discretionary profit sharing contribution, annually, at the discretion of the Board of Directors. This election would be in place of the Safe Harbor Match contribution and allocated in proportion to the participants’ eligible compensation to the total compensation of all eligible participants for the Plan year.
Employer contributions are made in cash and re-invested in various plan investments at the direction of the participant. The employer made Safe Harbor Match contributions of $264,658 for the plan year ended December 31, 2018. There were no discretionary profit sharing contributions made during the year ended December 31, 2018.
Vesting
When a participant terminates employment with the Company, they are entitled to the vested portion of each of their accounts. Participants are always 100% vested in the amounts they contributed to the plan, including any rollover contribution, Safe Harbor Match contribution, or discretionary profit sharing contribution.
Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2018, the rate of interest on outstanding loans ranges from 4.25% to 7.00% with maturities through September 2029.
Forfeitures
Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. These forfeitures represent amounts for employees that terminated employment with the Company prior to January 1, 2012, when the Plan vesting was changed to 100% immediate vesting. Forfeitures are retained in the Plan and may be used to offset Plan expenses or reduce future employer contributions. For the year ended December 31, 2018, no non-vested forfeitures were used to offset plan expenses, while $9,375 was used for the year ended December 31, 2017. No non-vested forfeitures were used to offset employer contributions for the year ended December 31, 2018 and 2017. For of the year ended December 31, 2018 and 2017 total forfeitures equaled $3,691 and $3,646 respectively.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

Benefits paid to participants
Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or transfer/rollover the vested value to another qualified investment plan. The Plan allows in-service distributions for participants that have reached age 59 1/2 as defined in the Plan, but are still working for the Company. The Plan allows hardship withdrawals. Any Safe Harbor Match account balance is excluded from a hardship withdrawal eligibility.
Plan termination
Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time.

NOTE 2 – ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.
Contract value is the relevant measurement for assets invested in fully benefit-responsive investment contracts. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
See Note 3 for discussion of fair value measurements.
Income recognition
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.
Payment of benefits
Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

Subsequent events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are described below:

Level 1	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the plan has the ability to access as of the measurement date.

Level 2
Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Common stock of United Security Bancshares and other common stock (Self-directed Brokerage): Common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
Registered investment companies (Mutual funds): Shares of registered investment company funds are valued at the NAV of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 3 – FAIR VALUE MEASUREMENTS (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2018 and 2017.
Assets at Fair Value as of December 31, 2018

	Level 1	Level 2	Level 3	Total
Self-directed Brokerage	$283,301	$—	$—	$283,301
Common Stock of United Security Bancshares	3,570,255	—	—	3,570,255
Mutual Funds and Other Common Stock	4,431,564	—	—	4,431,564
Total assets at fair value	$8,285,120	$—	$—	$8,285,120

Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Self-directed Brokerage	$197,992	$—	$—	$197,992
Common Stock of United Security Bancshares	4,208,765	—	—	4,208,765
Mutual Funds and Other Common Stock	4,876,762	—	—	4,876,762
Total assets at fair value	$9,283,519	$—	$—	$9,283,519

Gains and losses (realized and unrealized) included in changes in net assets, for the year ended December 31, 2018, are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

There were no transfers in or out of Levels 1, 2 or 3 for the twelve months ending December 31, 2018 and 2017. There were no liabilities measured at fair value on a recurring basis at December 31, 2018 and 2017. The plan did not have any assets of liabilities measured at fair value on a non-recurring basis at December 31, 2018 and 2017.

NOTE 4 – GUARANTEED INVESTMENT CONTRACT
In 2018, the Plan entered into a fully benefit-responsive investment contract (FBRIC) with Nationwide Financial Retirement Plans (Nationwide). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 4 – GUARANTEED INVESTMENT CONTRACT (continued)
The crediting rate is based on a formula established by the contract issuer but may not be less than 2.35%. The crediting rate is reviewed on a quarterly basis for resetting. The FBRIC does not permit Nationwide to terminate the agreement prior to the scheduled maturity date.
The contract meets the FBRIC criteria and is therefore reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Nationwide, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the Plan’s ability to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

NOTE 5 – INVESTMENTS
At December 31, 2018, a substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by TD Ameritrade. The remaining portion of the Plan’s assets are held in the form of mutual funds, other common stock, self-directed brokerage accounts, and a retirement advisor fixed select contract at the Plan’s Trustee, Nationwide Trust Company (NTC), or at TD Ameritrade.

NOTE 6 – TAX STATUS
The plan document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the prototype plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan’s financial statements.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 6 – TAX STATUS (continued)
In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan's tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 – RELATED PARTY TRANSACTIONS
Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s assets are held by Nationwide Trust Company (NTC) and TD Ameritrade. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the Plan. Plan assets held at TD Ameritrade include investments in the Company’s stock and other self-directed investments. NTC and TD Ameritrade act as custodians of the Plan’s investments. Therefore these transactions qualify as exempt party-in-interest transactions.
Company contributions are managed by NTC, which invests cash received, interest and dividend income and makes distributions to participants.
NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ and financial planner's fees are paid directly by the Company. The Plan Administrator's and Fiduciary's fees are paid directly by the Company.
The Plan’s investments include 372,678 and 382,615 shares of Company stock at December 31, 2018 and 2017, respectively. The Company common stock is valued at the quoted market price of $9.58 and $11.00 per share at December 31, 2018 and 2017, respectively.

NOTE 8 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit risks, and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The Plan is subject to concentrations of market risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2018, 39.11% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $11.60 per share and a low closing price of $9.41 per share during 2018. Company performance and other environmental factors impact the market value of this investment on a daily basis.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Employer Identification Number 77-0103429 Plan Number: 002
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2018

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost	Current Value

*	United Security Bancshares	Common Stock of United Security Bancshares		$3,570,255

*	Nationwide/TD Ameritrade	Self-directed Common Stock		94,196

*	Nationwide	Self-directed Money Market		189,105

*	Nationwide	Guaranteed Investment Contract (at contract value)		447,358

	American Beacon	American Beacon International Equity Fund		125,712
	American Century Investments	American Century Short Duration Inflation Protection Bond Fund		62,342
	American Funds	American Funds The Bond Fund of America		74,616
	Dimensional Funds Advisors	Dimensional Funds Advisors Emerging Markets Core Equity Portfolio Institutional Class		127,970
	Dimensional Funds Advisors	Dimensional Funds Advisors U.S. Large Cap Value Portfolio Institutional Class		137,117
	Dimensional Funds Advisors	Dimensional Funds Advisors U.S. Targeted Value Portfolio Institutional Class		64,437
	Federated Government	Federated Government Obligations Fund Premier		3,691
	Invesco	Invesco Real Estate Fund		38,970
	Ivy Pictet	Ivy Pictet Emerging Markets Local Currency Debt Fund		52,802
	JP Morgan	JPM Equity Income Fund		95,077
	JP Morgan	JP Morgan Strategic Income Opportunities Fund		86,283
	Lazard International	Lazard International Strategic Equity Portfolio Institutional Shares		130,820
	Lord Abbett	Lord Abbett Floating Rate Fund		67,291
	MFS	MFS Value Fund		10,819
*	Nationwide	Nationwide Bailard Technology & Science Fund		25,693
*	Nationwide	Nationwide Loomis All Cap Growth Fund		88,469
	PGIM	PGIM Total Return Bond Fund		172,459
	PIMCO	PIMCO Real Return Fund Institutional Class		93,256
	Vanguard	Vanguard 500 Index Fund Admiral Shares		61,819
	Vanguard	Vanguard Explorer Fund Admiral Shares		52,620
	Vanguard	Vanguard Global Capital Cycles Fund Investor Shares		5,385
	Vanguard	Vanguard Global Equity Fund Investor Shares		8,604
	Vanguard	Vanguard Health Care Fund		36,443
	Vanguard	Vanguard Real Estate Index Fund		7,338

	Vanguard	Vanguard Select Value Fund		11,129
	Vanguard	Vanguard Small Cap Growth Index Fund		27,393
	Vanguard	Vanguard Short-Term Bond Index Fund		10,780
	Vanguard	Vanguard Target Retirement 2015 Fund		27,399
	Vanguard	Vanguard Target Retirement 2020 Fund		352,566
	Vanguard	Vanguard Target Retirement 2025 Fund		134,337
	Vanguard	Vanguard Target Retirement 2030 Fund		313,313
	Vanguard	Vanguard Target Retirement 2035 Fund		271,662
	Vanguard	Vanguard Target Retirement 2040 Fund		289,518
	Vanguard	Vanguard Target Retirement 2045 Fund		161,606
	Vanguard	Vanguard Target Retirement 2050 Fund		74,521
	Vanguard	Vanguard Target Retirement 2055 Fund		71,344
	Vanguard	Vanguard Target Retirement 2060 Fund		43,849
	Vanguard	Vanguard Target Retirement 2065 Fund		1,171
	Vanguard	Vanguard Target Retirement Income Fund		499,875
	Vanguard	Vanguard Total Bond Market Index Fund		133,312
	Vanguard	Vanguard Total International Stock Index Fund		106,570
	Vanguard	Vanguard Total Stock Market Index Fund		193,224
	Vanguard	Vanguard US Growth Fund		77,962

*	Participant Loans	4.25% - 7.00% rate; Maturities through September 2029	—	120,990

				$8,853,468
(d) Investments are participant directed; therefore, cost information is not required.
* Indicates party-in-interest to the Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401K Cash or Deferred Ownership Plan

June 21, 2019

By: /s/ Bhavneet Gill
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP